Mail Stop 4561

      January 18, 2006




Anju Tandon
President and Chief Executive Officer
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY  10165

Re:	TNT Designs, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
      Filed January 10, 2006
	File No. 333-123941

Dear Mr. Tandon:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Summary
The Offering, page 7
1. We note your response to comment 1; however, your disclosure continues to indicate that selling shareholders may "offer the common stock in privately negotiated transactions or at a fixed price of $0.10 until our shares are quoted" on the OTC Bulletin Board. As such, we reissue our comment requesting that you revise to state that selling shareholders will offer the shares at a fixed price of
$0.10
until the shares are quoted on the OTC Bulletin Board and thereafter at market prices or privately negotiated prices.

Description of Business, page 20
2. We note your response to comment 3; however, your disclosure on page 9 in the "Risk Factors" section states that your "business and marketing strategy contemplates that we will earn a substantial portion of our revenues from sales commissions." Please revise to address this apparent inconsistency. Further, please revise your Plan of Distribution to indicate that you will not receive commissions from Radico.

Exclusive Distributorship and Alliance Agreement, page 21

3. Refer to comment 5. We refer to your disclosure in the first paragraph under this heading that describes the entity that has an existing relationship with Radico as a "distributor" that "may have more developed marketing strategies, sales forces and distribution channels," than TNT. Since earlier in this paragraph you state that the retailer that has the exiting relationship with Radico solely sells Radico`s products from a fixed retail location, it is not clear what the limits are to this entity`s ability to market and sell Radico`s products in New York. Please revise your disclosure for consistency.

Report of Independent Registered Accounting Firm, page F-2

4. We note your response to comment 7. Your response does not indicate that the company will have sufficient cash to continue in operation for twelve months from the most recent audited balance sheet date as contemplated by AU Section 341. Given this, we remain unclear why your audit report does not include a going concern modification as required by SAS 59. If there are mitigating factors that preclude you from preparing the financial statements on a liquidation basis, these factors should be fully discussed in the plan of operation and in the notes to financial statements. If the
Company has a viable plan to overcome its financial difficulties, such as the ability and intention of the sole officer and director to contribute additional capital, this plan must be prominently disclosed in accordance with FRR 607.02.

Item 28.  Undertakings, page II-2

5. Refer to comment 8. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of
December 1, 2005.  Specifically, we refer you to Item 512(g) of
Regulation S-B.


********************


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kristi Beshears, Staff Accountant, at (202) 551-3429 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at
(202)
551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel
cc:  	Levy & Boonshoft, P.C. (via fax)
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Anju Tandon
TNT Designs, Inc.
January 18, 2006
Page 3